Exhibit 4(c)(xxxv)

Smith & Nephew plc
Building 5, Croxley Park
Hatters Lane
Watford	T: + 44 (0)1923 477 100
Hertfordshire	F: + 44 (0)1923 477 101
WD18 BYE	www.smith-nephew.com

Rupert Soames, OBE

16 February 2023

Dear Rupert,

SMITH &NEPHEW PLC (THE COMPANY): YOUR APPOINTMENT AS NON EXECUTIVE DIRECTOR AND CHAIR DESIGNATE

Following the recommendation of the Nomination & Governance Committee, the Board of the Company (the Board) is pleased to hear that you have accepted our offer to join the Board as Non-Executive Director and Chair designate with effect from 26 April 2023 following the Annual General Meeting of the Company. It is anticipated that you will be appointed as Chair of the Company with effect from 15 September 2023 upon the retirement of Roberto Quarta.

This letter confirms the main terms of your appointment to this office. It is agreed that this is a contract for services and not a contract of employment. You should be aware that your appointment will have to be approved by the Company's shareholders at the Annual General Meeting to be held on 26 April 2023 and is subject to the Company's articles of association as amended from time to time. If there is a conflict between the terms of this letter and the articles of association then the articles shall prevail.

DUTIES

1.	The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board’s role is to:

(a)	promote the long-term sustainable success of the Company generating value for shareholders and contributing to wider society;

(b)	establish the Company's purpose, values and strategy and satisfy itself that these and its culture are aligned;

(c)	act with integrity, lead by example and promote the desired culture within the Company;

(d)	ensure that the necessary resources are in place for the Company to meet its objectives and measure performance against them;

Registered No. 00324357 in England and Wales at the above address

(e)	establish a framework of prudent and effective controls, which enable risk to be assessed and managed;

(f)	ensure effective engagement with, and encourage participation from, shareholders and stakeholders; and

(g)	ensure that workforce policies and practices are consistent with the Company's values and support its long-term sustainable success, enabling the workforce to raise any matters of concern.

2.	In your role as Non-Executive Director you are required (with the other Non Executive Directors) to:

(a)	provide constructive challenge, strategic guidance, offer specialist advice and hold management to account;

(b)	scrutinise and hold to account the performance of management and individual executive directors against agreed performance objectives;

(c)	have a prime role in appointing and, where necessary, removing executive directors, and in succession planning;

(d)

take opportunities, such as attendance at general and other meetings, to understand shareholder concerns and to meet with key customers and members of the workforce from all levels of the organisation to have an understanding of the business and its relationships with significant stakeholders;

(e)	consider ways of reaching out to increase your visibility with the workforce and gain insights into the culture and concerns at different levels of the business;

(f)	devote time to developing and refreshing your knowledge and skills to ensure that you continue to make a positive contribution to the Board and generate the respect of the other directors;

(g)	uphold the highest standards of integrity and support the Chairman in instilling the appropriate culture, values and behaviours in the boardroom and beyond;

(h)

insist on receiving high-quality information sufficiently in advance of Board meetings to enable thorough consideration of the issues prior to, and informed debate and challenge at, Board meetings, and seek clarification or amplification if you consider the information provided is inadequate or lacks clarity;

(i)	take into account the views of shareholders, the workforce, customers and other stakeholders where appropriate; and

(j)	make sufficient time available to discharge your responsibilities effectively.

3.	On appointment as Chair, you will additionally be required to:

(a)

ensure the Board's overall effectiveness in directing the Company and provide coherent leadership of the Company, including in conjunction with the Chief Executive Officer and Chief Financial Officer, representing the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public;

(b)	chair the Board and general meetings of the Company;

(c)	ensure the Board continues to maintain and build on the reputation of the Company;

(d)	provide leadership to the Board and ensure open and transparent dialogue with the Chief Executive Officer;

(e)	develop an active, challenging and committed Board and elicit its consensus view;

(f)	set the tone, values and ethics of the Board and the Company by upholding the highest standards of integrity and probity;

(g)	ensure good communications between Board meetings and ensure that the Board receives full and proper information;

(h)

ensure that the Board takes responsibility for strategy and key decisions by: (i) making sure that it is engaged in setting objectives and assessing strategy; and (ii) ensuring that it focuses on key tasks;

(i)

keep up the pace and where appropriate the pressure by pushing for top corporate performance, taking an independent perspective on management's performance and ensuring that there is a leadership team and organisation in place to support performance; and

(j)	guide, develop and appraise the Chief Executive Officer by providing guidance and leadership, assisting in setting strategy and balancing the power and authority of the Chief Executive Officer.

4.	You will be required to:

(a)	exercise relevant powers under the Company's Articles of Association;

(b)	perform your duties faithfully, efficiently and diligently and use all reasonable endeavours to promote the interests and reputation of the Company;

(c)

serve on the various committees of the Board and attend wherever possible all meetings of such committees. You will be provided with the terms of reference of a committee on your appointment to such committees, which are available from the Company Secretary;

(d)	attend all Annual General Meetings and other General Meetings of the Company;

(e)

attend all meetings of the Board, which normally meets at least six times a year, usually at Croxley Business Park, Watford, WD18 8YE or by telephone (at least one to two meetings per year are held at one of the major divisions, and additional Board calls are held between physical meetings);

(f)	attend the Annual Strategy Review, which is usually held in September;

(g)	consider all relevant papers in advance of each meeting in order to ensure, that you can play a full part in the work of the Board and its committees;

(h)	bring independent judgement to bear on issues of strategy, policy, resources, performance and standards of conduct;

(i)	make yourself available (on reasonable notice) to provide ad hoc advice to individual directors of the Company. We do not envisage that this would take more than three days of your time a year;

(j)	provide guidance and direction in planning, developing and enhancing the future strategic direction of the Company;

(k)	share responsibility with the other directors for the effective control of the Company and with the other non-executive directors for the supervision of the executive directors;

(I)	comply with any applicable laws and regulations, in particular the UK Market Abuse Regulation and the EU Market Abuse Regulation (MAR) for

securities transactions by directors of UK listed companies and with any code of conduct relating to securities transactions by directors and specified employees issued by the Company from time to time. In particular, your attention is drawn to the requirements under UK MAR and any regulations made under it as to the disclosure of price-sensitive information, including the market abuse offences under MAR and the insider dealing offence in section 52 of the Criminal Justice Act 1993. Consequently, you must refrain from making any public statement regarding the Company which would infringe the requirements of law and regulation regarding the disclosure of price sensitive information.

5.

You should familiarise yourself with your duties as a director under the Companies Act 2006. You should have particular regard to the general duties of directors in Part 10 of the Companies Act 2006, including  the  duty to promote the success of the Company under which all directors must act in the way they consider, in good faith, would be most likely to promote the success of the Company  for the benefit of its members as a whole. In doing so, as a director, you must have regard (among other matters) to:

(a)	the likely consequences of any decision in the long term;

(b)	the interests of the Company's employees;

(c)	the need to foster the Company's business relationships with suppliers, customers and others;

(d),	the impact of the Company's operations_ 017 the community and the environment;

(e)	the desirability of the Company maintaining a standards of business conduct; and reputation for high

(f)	the need to act fairly as between the members of the Company.

6.

Overall the Company anticipates that you will need to spend a minimum of 3 days per month in your role as Non-Executive Director and Chair designate. On appointment as Chair, you will be expected to devote such time to the appointment as is sufficient for the effective performance of your duties and responsibilities but as a guide we anticipate that you will need to commit to between 80 and 100 days per year fulfilling your duties. This will include the board meetings, annual general meetings, one board site visit each year, board committee meetings and any extraordinary general meetings of the Company. In addition you will be expected to spend an appropriate period of time preparing for each meeting and be prepared to be available for additional meetings and business when required. By accepting this appointment you confirm that you are able to (and will) commit sufficient time to the role to meet the Company's expectations. You confirm that you will inform the Board of any subsequent changes to your circumstances which may affect the time you can commit to your duties under this agreement.

7.

You may be required to devote additional time to your duties when the Company is undergoing a period of particularly increased activity (such as an acquisition or takeover), or as a result of some major difficulty with one or more of its operations.

8.

The Company seeks to adhere to the principles in the UK Corporate Governance Code (as amended from time to time). You will be expected to carry out  your duties in accordance with the principles set out in this Code and the associated FRC Guidance on Board Effectiveness, a copy of which is available from the Company Secretary You will also exercise your role in accordance with the Company's policies and procedures and internal control framework, and having regard to relevant obligations under prevailing law and regulation, including the Companies Act 2006 and the UKLA's Listing, Prospectus, and Disclosure and Transparency Rules.

9.	The performance of the Board and its committees, and of individual directors, is evaluated on a regular basis.

10.

You shall, in pursuance of your duties, be entitled to request such information from the Company, its subsidiary undertakings (as defined in section 1162 of the Companies Act 2006 as amended from time to time) and their respective employees, consultants or professional advisers, as may be reasonably necessary to enable you to perform your role effectively. The Company shall use its reasonable endeavours to provide such information promptly.

CONFIDENTIALITY

11.

During the course of your duties you will have access to confidential information belonging to the Company and its subsidiary undertakings (including, but not limited to, details of suppliers, customers, margins, know how, marketing and other relevant business information). Unauthorised disclosure of this information could seriously damage the Company. You therefore undertake not to use or disclose such information save in pursuance of your duties or in accordance with any statutory obligation or court or similar order. This requirement shall not apply to information which is (otherwise than by reason of your breach) in the public domain. Nothing in this paragraph 11 shall prevent you from disclosing information which you are entitled to disclose under the Public Interest Disclosure Act 1998, provided that the disclosure is made in accordance with the provisions of that Act.

12.

Your attention is drawn to the rules relating to the disclosure of price sensitive information. You must not make any statement or do anything which may be a breach of these rules without prior clearance from the Company Secretary.

OUTSIDE INTERESTS

13.

The Board has determined you to be independent, according to the provisions of the UK Corporate Governance Code. The approval of the Nominations & Governance Committee should be sought before you accept any new outside interests which might affect the time you are able to devote to this appointment.

14.

In accordance with the principles set out in the UK Corporate Governance Code you must inform the Company Secretary of any interests which you have, or acquire, which might be thought to jeopardise your independence from the Company.

15.

During your appointment, you must not take up any office or employment with, or have any interest in, any firm or company which is or may be in direct or indirect competition with the Company and you have a duty to avoid any potential situational conflicts which may arise.

16.

You must disclose any direct or indirect interest which you may have in any matter being considered at a Board meeting or any other committee  of the Board and, save as permitted under the Articles  of Association,  you  will not vote on any resolution of the Board  on any  matter  where you have any  direct or indirect interest.

INSURANCE

17.

During your appointment you will be covered by the Company's directors' and officers' liability insurance on the terms in place from time to time. Details of the policy are available from the Company Secretary. The Company does not guarantee to maintain this insurance cover after the termination of your appointment, but you will continue to be covered by the policy or any replacement on the same basis as the rest of the Board. A deed of indemnity will be put in place between you and the Company.

APPOINTMENT

18.

Your appointment as Non-Executive Director and Chair designate will be from 26 April 2023 and is terminable by 6 months' prior written notice from either the Company or you. Your appointment as Chair will be confirmed following the Annual General Meeting to be held on 26 April 2023, subject to shareholder.

approval. Your appointment will be for an initial period of 36 months and the continuation of your appointment and your appointment as Chair depends upon satisfactory performance in the opinion of the Board and re-election at each subsequent Annual General Meeting.

19.

All appointments and reappointments to the Board are subject to the Company's articles of association. If you are not re-elected to your position as a director of the Company by the shareholders at any time and for any reason then this appointment shall terminate automatically and with immediate effect.

20.	The Company may also terminate your appointment with immediate effect if you have:

(a)	committed a material breach of your obligations under this letter;

(b)	committed any serious or repeated breach or non-observance of your obligations to the Company (which include an obligation not to breach your statutory, fiduciary, contractual or common-law duties);

(c)

been guilty of any fraud or dishonesty or acted in any matter which, in the Company’s opinion, brings or is likely to bring you or the Company into disrepute or is materially adverse to the Company's interests;

(d)	been convicted of an arrestable offence (other than a road traffic offence for which a non-custodial penalty is imposed);

(e)	been declared bankrupt or have made an arrangement with or for the benefit of your creditors, or if you have a county court administration order made against you under the County Court Act 1984;

(f)	been disqualified from acting as a director; or

(g)	committed a material breach of the Company’s Code of Conduct and/or of any material Company policies applicable to you.

21.

If your appointment expires or is terminated, you shall at the request of the Company resign from all offices held by you in any Group Company. On termination of the appointment your only entitlement shall be to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date and you will return all company property.

REMUNERATION

22.

The fee for your Non-Executive Director role is £69,500 per annum, subject to income tax and other statutory deductions (the NED Fee). On appointment as Chair, this fee shall increase to £450,000 per annum, subject to income  tax and other statutory deductions (the Chair Fee).

You agree that you will, in accordance with the terms of this paragraph 22:

a)in August 2023, apply a monetary amount equivalent to at least 25% of the NED Fee net of income tax and social security contributions; and

b)annually in August from 2024 onwards (for so long as you hold the office of Chair) apply a monetary amount equivalent to at least 25% of the Chair Fee net of income tax and social security contributions, in the acquisition of ordinary shares in the Company (Shares).

You further acknowledge that you are encouraged to purchase additional Shares in order to meet the levels of shareholdings set out in shareholder guidelines applicable to Non-Executive Directors adopted by the Company (as may be amended from time to time).

All acquisitions of Shares should be made in line with the Company's share dealing policy (the Dealing Policy). You should seek clearance to deal in Shares in accordance with the Dealing Policy prior to acquiring any Shares. If you are prevented from acquiring Shares at any of the times stipulated in this paragraph 22 as a result of share dealing restrictions, you will make the intended acquisition as soon as reasonably practicable after those dealing restrictions have ceased to apply to you. You agree that you shall pay any taxes or other required deductions and expenses in relation to the acquisition of any Shares.

23.

You will be entitled to an additional allowance relating to intercontinental travel in accordance with the applicable policy from time to time. The current rate for such allowance is £3,500 per trip, but these fees are typically subject to review on an annual basis.

24.	You are encouraged to acquire a shareholding in the Company equivalent in value to 1x the basic fee within two years of the appointment to the Board in line with our shareholding guidelines.

25.	You will have no entitlement to any bonus during the appointment and no entitlement to participate in any pension or share scheme operated by the Company.

26.

Any payment or benefit made to you under this letter is subject to and conditional on such approval by the shareholders of the Company as may be required by law. The Company reserves the right to withhold or require repayment of all or part of any such payment or benefit if and to the extent that it is necessary to do so in order to comply with regulatory or legal requirements.

EXPENSES

27.

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are properly documented in each case in accordance with the Board expenses policy (as may be amended from time to time), a copy of which is available from the Company Secretary. Such expenses would include reasonable legal fees if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties. In such a situation, you are required to discuss the issue with the Senior Independent Director and the Company Secretary in advance.

INDEPENDENT PROFESSIONAL ADVICE

28.

In some circumstances you may think that you need professional advice in the furtherance of your duties as a director. It may also be appropriate for you to seek advice from independent advisers at the Company's expense. The Company will reimburse the full cost of any expenditure properly incurred.

DATA PROTECTION

29.

DP Laws means all applicable data protection and privacy legislation, regulations and guidance as amended or replaced from time to time, including but not limited to the Data Protection Act 2018 (UK) and the General Data Protection Regulation (EU) 2016/679 of the European Parliament and of the Council (Retained EU Legislation).

The Company will process personal data (including sensitive personal data) about you, in order to manage the Company's relationship with you and for the purposes of its business. The Company's Data Privacy intranet page provides further detail about how and why your personal data will be used. By entering into this agreement, you are deemed to have been notified about the purposes for, and manner in which, the Company will use your personal data. You agree to keep the Company informed of any changes to your personal data.

Notwithstanding that you are appointed as a Non-Executive Director, you agree that you have read and understood the Company's policies, rules and procedures relating to the processing of personal data or otherwise relating to

DP Laws (DP Policies) available on the Company's Data Privacy intranet page, and that you will comply at all times with the DP Laws and DP Policies.

THIRD PARTY RIGHTS

30.

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement. No person other than the parties to this agreement shall have any rights under it and it will not be enforceable by any person other than the parties to it.

ENTIRE AGREEMENT

31.

This agreement constitutes the entire and only agreement between you and any Group Company relating to your appointment with the Company. Any previous agreement or arrangement between you and the Company or any Group company in relation to your appointment shall be deemed to have been terminated by mutual consent as from the commencement of this appointment.

LAW

32.

Your engagement with the Company is governed by and shall be construed in accordance with the laws of England and Wales and your engagement shall be subject to the jurisdiction of the courts of England and Wales.

Please sign and return the enclosed copy of this letter to confirm your agreement to your appointment on the above terms. I shall be in touch shortly to request further information to enable us to fulfil our statutory obligations.

Yours sincerely

/s/ Helen Barraclough

Helen Barraclough

Company Secretary

I, Rupert Soames, agree to the above terms of appointment as Non-Executive Director of Smith & Nephew plc:

/s/ Rupert Soames

Name: Rupert Soames Date: 16 February 2023